Exhibit 21

List of Subsidiaries

Subsidiary	Jurisdiction of Organization or Incorporation

LaBranche & Co. LLC	New York
LaBranche Financial Services, Inc.	New York
LaBranche Structured Products LLC	New York
LaBranche Structured Products Specialists, LLC	New York
LABDR Services, Inc.	New York
LaBranche & Co. B.V.	Netherlands
LaBranche Structured Products Europe Limited	United Kingdom